Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
August 6, 2010
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009 and
Prospectus Supplement dated April 9, 2009)



Structured
Investments

HSBC USA Inc.
$3,460,000
Autocallable Notes due August 18, 2011 Linked to the Common Stock of General
Electric Company

General

- Terms used in this free writing prospectus are described or defined herein, in the accompanying prospectus supplement and prospectus. The Notes offered have the terms described herein and in the accompanying prospectus supplement and prospectus. You should be willing to forgo the potential to participate in appreciation in the Reference Asset and be willing to lose up to 100% of your initial investment.
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although this offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset, any securities derivative of or relating to the Reference Asset or as to the suitability of an investment in the related Notes.
- If the closing price of the Reference Asset is greater than or equal to the Initial Share Price on any Observation Date, the Notes will be automatically called and you will receive a payment on the corresponding Call Payment Date of $1,000 plus any accrued and unpaid interest for each $1,000 principal amount Note.
- If the Notes are not automatically called, the payment at maturity for each $1,000 principal amount Note will be either a cash payment of $1,000 or the Cash Value, in each case, together with any accrued and unpaid interest, as described below.
- Senior unsecured debt obligations of HSBC USA Inc. maturing August 18, 2011.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note.
Reference Asset:	The common stock, par value $0.06 per share, of General Electric Company (the New York Stock Exchange symbol "GE").
Interest Rate:	0.917% per month (equivalent to approximately 11.00% per annum).
Barrier Amount:	$13.16, which is 80.00% of the Initial Share Price, subject to adjustments.
Pricing Date:	August 6, 2010
Trade Date:	August 6, 2010
Original Issue Date:	August 11, 2010
Final Observation Date:	August 15, 2011, subject to adjustment as described herein. If not earlier called, the Final Share Price will be evaluated against the Barrier Amount only on the Final Observation Date.
Maturity Date:	3 business days after the Final Observation Date and is expected to be August 18, 2011. The Maturity Date is subject to further adjustment as described under "Market Disruption Events" herein.
Observation Dates:	November 8, 2010, February 8, 2011, May 9, 2011 and August 15, 2011 (the Final Observation Date), subject to adjustment as described herein.
Call Payment Dates:	November 11, 2010, February 11, 2011, May 11, 2011 and August 18, 2011 (the Maturity Date). The Call Payment Dates are subject to adjustment as described under "Market Disruption Events" herein.
Interest Payment Dates:	Interest on the Notes will be payable monthly in arrears on the 11th calendar day of each month unless such date is not a business day, in which case the applicable Interest Payment Date will be the next succeeding business day, except for the final interest payment, which will be payable on the Maturity Date, commencing September 13, 2010, to and including the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this free writing prospectus for more information.
Call Feature:	If the closing price of a share of the Reference Asset on an Observation Date, adjusted as described under "Adjustments" herein, is greater than or equal to the Initial Share Price, the Notes will be automatically called. If the Notes are automatically called, you will receive on the corresponding Call Payment Date $1,000 plus any accrued and unpaid interest for each $1,000 principal amount Note.
Payment at Maturity:	If the Notes have not been automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be calculated as follows: If the Final Share Price is at or above the Barrier Amount, you will received $1,000 per $1,000 principal amount Note; If the Final Share Price is below the Barrier Amount, you will receive the Cash Value per $1,000 principal amount Note.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments as described under "Adjustments" herein.
Initial Share Price:	$16.45, which was the closing price of a share of the Reference Asset on the Pricing Date.
Final Share Price:	The closing price of the Reference Asset on the Final Observation Date, adjusted as described under "Adjustments" herein.
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	4042K04W2 / US4042K04W24
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 5 of this document and "Risk Factors" beginning on page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying prospectus supplement or prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC. HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 11 of this pricing supplement. We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the Notes. J.P. Morgan Securities Inc. will offer the Notes to investors directly or through other registered broker-dealers.

	Price to Public[1]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$12.00	$988.00
Total	$3,460,000	$41,520.00	$3,418,480.00

[1] Certain fiduciary accounts will pay a purchase price of $12.00 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
August 6, 2010

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the note offering relates only to a single Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities comprising the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 5 of this pricing supplement and "Risk Factors" beginning on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Hypothetical Examples of Amounts Payable at Maturity or on Each Call Payment Date

The following examples illustrate the hypothetical returns on the Notes. The hypothetical returns reflect the Interest Rate of 0.917% per month, an Initial Share Price of $16.45 and a Barrier Amount of $13.16. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual return applicable to a purchaser of the Notes. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1: The closing price of the Reference Asset increases from the Initial Share Price of $16.45 to $18.00 on the first Observation Date. Because the closing price of the Reference Asset on the first Observation Date of $18.00 is greater than the Initial Share Price of $16.45, your Notes will be called and you will receive a payment of $1,000 per $1,000 principal amount Note. The total payment received on the first Call Payment Date per $1,000 principal amount Note will be $1,009.17. However, due to receiving three interest payments, your total payment on the Notes per $1,000 principal amount Note will be $1,027.51.

Example 2: After remaining below the Initial Share Price on the previous Observation Date, the closing price of the Reference Asset increases from the Initial Share Price of $16.45 to $17.00 on the second Observation Date. Because the closing price of the Reference Asset on the second Observation Date of $17.00 is greater than the Initial Share Price of $16.45, your Notes will be called and you will receive a payment of $1,000 per $1,000 principal amount Note. The total payment received on the second Call Payment Date per $1,000 principal amount Note will be $1,009.17. However, due to receiving six interest payments, your total payment on the Notes per $1,000 principal amount Note will be $1,055.02.

Example 3: After remaining below the Initial Share Price on the previous Observation Dates, the closing price of the Reference Asset increases from the Initial Share Price of $16.45 to $21.00 on the third Observation Date. Because the closing price of the Reference Asset on the third Observation Date of $21.00 is greater than the Initial Share Price of $16.45, your Notes will be called and you will receive a payment of $1,000 per $1,000 principal amount Note. The total payment received on the third Call Payment Date per $1,000 principal amount Note will be $1,009.17. However, due to receiving nine interest payments, your total payment on the Notes per $1,000 principal amount Note will be $1,082.53.

Example 4: After remaining below the Initial Share Price on the previous Observation Dates, the closing price of the Reference Asset increases from the Initial Share Price of $16.45 to a Final Share Price of $30.00. Because the Final Share Price of $30.00 is greater than the Initial Share Price of $16.45, you will receive a payment of $1,000 per $1,000 principal amount Note. The total payment received on the Maturity Date per $1,000 principal amount Note will be $1,009.17. However, due to receiving twelve interest payments, your total payment on the Notes per $1,000 principal amount Note will be $1,110.04.

Example 5: After remaining below the Initial Share Price on the previous Observation Dates, the closing price of the Reference Asset decreases from the Initial Share Price of $16.45 to a Final Share Price of $15.00. Because the Final Share Price of $15.00 has declined from the Initial Share Price of $16.45 by not more than the Barrier Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note, even though the Final Share Price of $15.00 is less than the Initial Share Price of $16.45. The total payment received on the Maturity Date per $1,000 principal amount Note will be $1,009.17. However, due to receiving twelve interest payments, your total payment on the Notes per $1,000 principal amount Note will be $1,110.04.

Example 6: After remaining below the Initial Share Price on the previous Observation Dates, the closing price of the Reference Asset decreases from the Initial Share Price of $16.45 to a Final Share Price of $8.24. Because the Final Share Price of $8.24 is less than the Initial Share Price of $16.45 by more than the Barrier Amount, you will receive the Cash Value at maturity. Because the Final Share Price is $8.24, the total payment received on the Maturity Date per $1,000 principal amount Note will be $509.17, which consists of the last interest payment of $9.17 and a return of $500.00 of the principal amount. However, due to receiving twelve interest payments, your total payment on the Notes per $1,000 principal amount Note will be $610.04.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING —** The Notes will pay approximately 11.00% interest over the term of the Notes if the notes are not called prior to the Maturity Date, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the Notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The Notes offer monthly interest payments at a rate of 0.917% per month (equivalent to approximately 11.00% per annum). Interest will be payable monthly in arrears on the 11th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date, commencing September 13, 2010, to and including the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. However, if the Notes are automatically called, no interest will be paid for periods after the date on which the Notes are called. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **CALL FEATURE** — The Notes will be called if the closing price of the Reference Asset on any quarterly Observation Date is at or above the Initial Share Price. If the Notes are called, investors will receive, on the Call Payment Date, a cash payment per $1,000 principal amount note equal to $1,000 plus any accrued and unpaid interest.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price by more than the Barrier Amount. **However, if the Final Share Price declines from the Initial Share Price by more than the Barrier Amount, you could lose the entire principal amount of your Notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the Notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We intend to treat 9.09% of the interest payment as interest on the Deposit and the remainder as Put Premium. By purchasing the Notes, you agree to treat the Notes for U.S. federal income tax purposes consistently with our treatment and allocation as described above. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the Notes are the character of income or loss and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also Note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of Notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the Notes, including possible alternative characterizations, as well as the allocation of the interest payment between the Deposit and the Put Option. We will not attempt to ascertain whether the Reference Asset issuer would be treated as a United States real property holding corporation ("USRPHC"), as defined for U.S. federal income tax purposes. If the Reference Asset issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Asset issuer and consult your tax advisor regarding the possible consequences to you if the Reference Asset issuer is or becomes a USRPHC.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. If your Notes are not automatically called on any of the Observation Dates, the payment at maturity will be based on whether the Final Share Price has declined from the Initial Share Price by more than the Barrier Amount. If the Final Share Price is less than the Initial Share Price by more than the Barrier Amount, you will receive at maturity the Cash Value. The Cash Value will be less than the Principal Amount of each Note and may be zero. **You may lose up to 100% of your investment**.

- **YOUR PROTECTION MAY TERMINATE ON THE FINAL OBSERVATION DATE —** If your Notes have not been automatically called on the first three Observation Dates and the Final Share Price declines below the Initial Share Price by more than the Barrier Amount, you will be fully exposed to any depreciation in the Reference Asset. Because the Final Share Price will be determined based on the closing price on a single trading day near the end of the term of the Notes, the price of the Reference Asset at the Maturity Date or at other times during the term of the Notes could be at a level above the Initial Share Price minus the Barrier Amount. This difference could be particularly large if there is a significant decrease in the price of the Reference Asset during the later portion of the term of the Notes or if there is significant volatility in the price of the Reference Asset during the term of the Notes, especially on dates near the Final Observation Date.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amount owed to you under the terms of the Notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Reference Asset and the value of the Notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE ASSET** — If the Notes are not automatically called on any Observation Date, unless the Final Share Price has declined, as compared to the Initial Share Price, by more than the Barrier Amount, for each $1,000 principal amount Note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Asset, which may be significant. Additionally, if the Notes are automatically called, you will not receive any interest payments for periods after which the Notes are called. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

- **REINVESTMENT RISK** — If your Notes are automatically called early, the holding period over which you would receive the interest payments could be as little as three month. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

- **SINGLE STOCK RISK** — The price of the Reference Asset can rise or fall sharply due to factors specific to that Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Assets would have.

- **NO AFFILIATION WITH GENERAL ELECTRIC COMPANY** — We are not affiliated with General Electric Company. We assume no responsibility for the adequacy of the information about General Electric Company contained in this term sheet. You should make your own investigation into the Reference Asset and General Electric Company. We are not responsible for General Electric Company's public disclosure of information, whether contained in SEC filings or otherwise.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION AND INVOLVE INVESTMENT RISKS INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED DUE TO THE CREDIT RISK OF HSBC** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HEDGING AND TRADING IN THE REFERENCE ASSET** — While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including the Reference Asset or instruments related to the Reference Asset. We or our affiliates may also trade in the Reference Asset or instruments related to the Reference Asset from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the Notes could adversely affect your Payment at Maturity.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The calculation agent will adjust the Final Price of the Reference Asset, which will affect the Final Share Price and, consequently, the Payment at Maturity, for certain events affecting the shares of the Reference Asset, such as stock splits and corporate actions. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the calculation agent to adjust the prices of the shares of the Reference Asset, the market price of the Notes may be materially and adversely affected. See "Adjustments" below for additional information.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset and interest rates on any day, the value of the Notes will be affected by an number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the prospectus supplement.

Description of the Reference Asset

General Electric Company has stated in its filings with the SEC that it is a technology, media, and financial services corporation, with products and services ranging from aircraft engines, power generation, water processing, and household appliances to medical imaging, business and consumer financing, media content and industrial products. Information provided to or filed with the SEC by General Electric Company, pursuant to the Exchange Act, can be located by reference to its SEC file number: 001-00035 or its CIK Code: 0000040545. The common stock of General Electric Company, par value $0.06 is listed on the New York Stock Exchange under ticker symbol "GE".

Historical Performance of the Reference Asset

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Asset for each quarter in the period from January 3, 2005 through August 6, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. Historical prices of the Reference Asset should not be taken as an indication of future performance of the Reference Asset.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	$36.88	$34.97	$36.06
June 30, 2005	$37.34	$34.15	$34.65
September 30, 2005	$35.78	$32.85	$33.67
December 30, 2005	$36.33	$32.67	$35.05
March 31, 2006	$35.55	$32.22	$34.78
June 30, 2006	$35.24	$32.78	$32.96
September 29, 2006	$35.65	$32.06	$35.30
December 29, 2006	$38.49	$34.62	$37.21
March 30, 2007	$38.28	$33.90	$35.36
June 29, 2007	$39.77	$34.55	$38.28
September 28, 2007	$42.07	$36.20	$41.40
December 31, 2007	$42.15	$36.07	$37.07
March 31, 2008	$37.74	$31.65	$37.01
June 30, 2008	$38.52	$26.16	$26.69
September 30, 2008	$30.39	$22.19	$25.50
December 31, 2008	$25.75	$12.58	$16.20
March 31, 2009	$17.22	$5.87	$10.11
June 30, 2009	$14.55	$9.80	$11.72
September 30, 2009	$17.52	$10.50	$16.42
December 31, 2009	$16.87	$14.15	$15.13
March 31, 2010	$18.93	$15.15	$18.20
June 30, 2010	$19.70	$14.28	$14.42
August 6, 2010*	$16.57	$13.75	$16.45

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through August 6, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from January 3, 2005 through August 6, 2010. The closing price for the Reference Asset on August 6, 2010 was $16.45. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the closing price on any Observation Date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Market Disruption Events

If any Observation Date, including the Final Observation Date, is not a scheduled trading day for the Reference Asset, then such Observation Date or Final Observation Date, as applicable, for the Reference Asset will be the next day that is a scheduled trading day for the Reference Asset. If a market disruption event (as defined below) exists for the Reference Asset on any Observation Date, including the Final Observation Date, then such Observation Date or Final Observation Date, as applicable, for the Reference Asset will be the next scheduled trading day on which a market disruption event does not exist with respect to the Reference Asset. If the market disruption event continues for five consecutive scheduled trading days with respect to the Final Observation Date, then the fifth of such consecutive scheduled trading days will nonetheless be the Final Observation Date for the Reference Asset, and the calculation agent will determine, in its discretion, the closing price of the Reference Asset on that date in good faith and in its sole discretion using its estimate of the exchange traded price for the Reference Asset that would have prevailed but for that market disruption event. If an Observation Date, including the Final Observation Date, for the Reference Asset is postponed, then the corresponding Call Payment Date or Maturity Date, as applicable, will also be postponed until the third business day following the latest postponed Observation Date or Final Observation Date, as applicable, and no interest will be payable in respect of such postponement.

"Market disruption event" means for purposes hereof:

With respect to the Reference Asset and any date, the occurrence or existence of any of the following conditions which the calculation agent determines is material: (i) any suspension of or limitation imposed on trading by any relevant exchange or related exchange or otherwise, and whether by reason of movements in price exceeding limits permitted by that relevant exchange or related exchange or otherwise, (a) relating to the Reference Asset or (b) in any futures or options contracts relating to the Reference Asset; or (ii) any event (other than an event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (a) to effect transactions in, or obtain market values for, the Reference Asset or (b) to effect transactions in, or obtain market values for, any futures or options contracts relating to the Reference Asset; or (iii) the closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time unless that earlier closing time is announced by that relevant exchange or related exchange at least one hour prior to the actual closing time for the regular trading session on that relevant exchange or related exchange on that scheduled trading day; or (iv) the relevant exchange or any related exchange for the Reference Asset fails to open for trading during its regular trading session.

"Relevant exchange" means with respect to the Reference Asset, the primary exchange for the Reference Asset.

"Related exchange" means the exchanges or quotation systems, if any, on which options or futures contracts on the Reference Asset are traded or quoted, and as may be selected from time to time by the calculation agent.

"Scheduled closing time" means, with respect to any exchange and a scheduled trading day, the scheduled weekday closing time of that exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means with respect the Reference Asset, any day on which the relevant exchange for the Reference Asset and each related exchange for the Reference Asset are scheduled to be open for trading for the Reference Asset.

The calculation agent will notify the Noteholders of the existence of a market disruption event on any day that, but for the occurrence or existence of a market disruption event, would have been the Observation Date or Final Observation Date, as applicable.

Merger Event and Tender Offer

A "merger event" shall mean, any (i) reclassification or change of the shares of the Reference Asset that results in a transfer of or an irrevocable commitment to transfer all shares of the Reference Asset outstanding, (ii) consolidation, amalgamation or merger of the Reference Asset issuer with or into another entity (other than a consolidation, amalgamation or merger of the Reference Asset issuer with or into another entity and which does not result in any such reclassification or change of all shares of the Reference Asset) or (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the Reference Asset that results in a transfer of or an irrevocable commitment to transfer all shares of the Reference Asset (other than those shares of the Reference Asset owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the Reference Asset issuer or its subsidiaries with or into another entity in which the Reference Asset issuer is the continuing entity and which does not result in a reclassification or change of the shares of the Reference Asset outstanding but results in the outstanding shares of the Reference Asset (other than shares of the Reference Asset owned or controlled by that other entity) immediately prior to that event collectively representing less than 50% of the outstanding shares of the Reference Asset immediately following that event, in each case if the approval date (as defined below) is on or before an Observation Date, including the Final Observation Date.

A "tender offer" shall mean, in respect of the voting shares of a Reference Asset issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the Reference Asset issuer as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

If a merger event or a tender offer occurs in respect of the Reference Asset that is an American depositary share and the Reference Asset is still publicly quoted, traded or listed on the New York Stock Exchange or the NASDAQ National Market or their successors in interest, then the calculation agent shall adjust such terms and conditions of the Notes as the calculation agent determines appropriate to account for that event.

If a merger event or tender offer occurs in respect of the Reference Asset and the shares of the Reference Asset are exchanged for new shares (with no other distributions of property in respect of the shares of the Reference Asset), and those new shares are publicly quoted, traded or listed on the New York Stock Exchange, the NASDAQ National Market or their successors in interest, then the Reference Asset shall be adjusted to comprise the number of new shares to which a holder of one share of the Reference Asset immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of the merger event or tender offer. The calculation agent shall also adjust such terms and conditions of the Notes as the calculation agent determines appropriate to account for that event and such new shares shall be deemed the Reference Asset.

If a merger event or tender offer occurs and any distributions of property (other than the publicly quoted new shares referred to above) are made on the shares of the Reference Asset, in whole or in part, then the calculation agent shall accelerate the Maturity Date to the day which is five business days after the approval date (as defined below). On the Maturity Date, we shall pay to each holder of a Note the Payment at Maturity, provided that for purposes of that calculation, the Official Closing Price of the Reference Asset will be deemed to be the value of all consideration received (or that would be received) in respect of that event, and the Final Observation Date will be deemed to be the approval date and the relevant period with respect to any interest payment shall be deemed to end on and include the approval date. In addition, the calculation agent shall adjust the Payment at Maturity for the value of the imbedded options that would preserve for a holder of Notes the economic equivalent of any remaining payment obligations with respect to the Notes hereunder. The "approval date" is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires or acquires the right to obtain the relevant percentage of the voting shares of the Reference Asset issuer, or if that date is not a scheduled trading day, the immediately preceding scheduled trading day. In the case of an acceleration of the maturity of the Notes, interest, if any, will be paid on the Notes through and excluding the related date of accelerated payment.

Notwithstanding these alternative arrangements, a merger event or tender offer may affect the Reference Asset in a manner that adversely affects the value of, and trading in, the Notes. Similarly, an adjustment or acceleration resulting from a merger event or a tender offer may adversely affect the value of, or the trading in, the Notes.

Share Delisting, Nationalization, Insolvency

A share delisting shall be deemed to have occurred if at any time during the period from and including the issue date to and including the Final Observation Date the shares of the Reference Asset cease to be listed on the relevant exchange for those shares for any reason and are not immediately re-listed on a successor exchange which is the New York Stock Exchange, the NASDAQ National Market or a successor in interest (a "successor exchange"). If the Reference Asset is immediately re-listed on a successor exchange, then the Reference Asset shall continue to be deemed to be the Reference Asset.

A nationalization shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the Final Observation Date, all or substantially all of the assets of a Reference Asset issuer are nationalized, expropriated, or are otherwise required to be transferred to any governmental agency, authority or entity.

An insolvency shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the Final Observation Date, by reason of voluntary or involuntary liquidation, bankruptcy or insolvency or any analogous proceeding involving Reference Asset issuer (i) any shares of the Reference Asset are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of any shares of the Reference Asset become legally prohibited from transferring those shares.

If a nationalization, insolvency or share delisting occurs, the calculation agent shall accelerate the Maturity Date to the day which is five business days after the announcement date (as defined below). On the accelerated Maturity Date, the issuer shall pay to each Noteholder the Payment at Maturity and for the purposes of that calculation, the Official Closing Price of the Reference Asset will be deemed to be the closing price on the scheduled trading day immediately prior to the announcement date. In addition, the calculation agent shall adjust the Payment at Maturity for the value of the imbedded options that would preserve for a holder of Notes the economic equivalent of any remaining payment obligations with respect to the Notes hereunder. The "announcement date" means (i) in the case of a nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of the Reference Asset issuer are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a delisting event, the day of the first public announcement by the relevant exchange that the shares of the Reference Asset will cease to trade or be publicly quoted on that exchange or the deposit agreement is terminated or (iii) in the case of an insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an insolvency with respect to the Reference Asset issuer. In the case of an acceleration of the maturity of the Notes interest, if any, will be paid on the Notes through and excluding the related date of accelerated payment.

Adjustments

Following the declaration by a Reference Asset issuer of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the Reference Asset and, if so, will make such calculations and adjustments to the terms of the Note as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the issue date of the Notes:

(i) a subdivision, consolidation or reclassification of the shares of the Reference Asset (unless a merger event), or a free distribution or dividend of any shares of the Reference Asset to existing holders by way of bonus, capitalization or similar issue;

(ii) a distribution or dividend to existing holders of shares of the Reference Asset of (A) the Reference Asset (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Asset issuer equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(iii) an extraordinary dividend;

(iv) a call by the relevant Reference Asset issuer in respect of shares of the Reference Asset that are not fully paid;

(v) a repurchase by the Reference Asset issuer of shares of the Reference Asset whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

(vi) any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of the Reference Asset.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Observation Date for purposes of determining the Final Share Price. If a market disruption event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Observation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Observation Date). The accelerated Maturity Date will then be the third business day following the postponed accelerated Final Observation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities Inc. J.P. Morgan Securities Inc. will act as placement agent for the Notes and will receive a fee that will not exceed $12.00 per $1,000 face amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.